SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

 Q3’25 Results 1 Q3 2025 Earnings Presentation Nov 13, 2025 Q3’25 Results 2 Investor Relations Officer Guilherme Souto Welcome Q3’25 Results 3 Founder, Chief Executive Officer and Chairman David Vélez Chief Financial Officer Guilherme Lago Q3’25 Results 4 This presentation speaks at the date here of and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 16, 2025. Disclaimer The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. Q3’25 Results 5 Customers (MM) ARPAC (US$) Gross Profit (US$MM) Efficiency Ratio (%) Revenues (US$BN) Net Income (US$MM) %Adult Population 61% 14% 10% Sustained Growth of One of the World's Largest Digital Banking Platforms 48 70 89 110 127 Q3'21 Q3'22 Q3'23 Q3'24 Q3'25 CAGR: 70% FXN (34) 8 303 553 783 Q3'21 Q3'22 Q3'23 Q3'24 Q3'25 CAGR: 27% 73% 82% 83% 84% 83% % Activity Ratio Note 1: ‘Active Customers’ relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. Note 2: ‘Activity Rate’ is defined as monthly active customers divided by the total number of customers as of a specific date. Note 3: Adult population is defined as 18+ years. Note 4: For Brazil, the % of adult population is calculated as Nu’s Brazilian adult customers divided by the adult population of the country. For Mexico and Colombia, the % is calculated as Nu’s customers divided by the adult population of each country. Note 4: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 5: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. Note 6: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu , IBGE, INEGI, DANE. CAGR: 73% FXN 481 1,307 2,137 2,943 4,173 Q3'21 Q3'22 Q3'23 Q3'24 Q3'25 224 427 915 1,349 1,815 Q3'21 Q3'22 Q3'23 Q3'24 Q3'25 CAGR: 70% FXN 72% 55% 35% 31% 28% Q3'21 Q3'22 Q3'23 Q3'24 Q3'25 CAGR: 30% FXN 5 8 10 11 13 Q3'21 Q3'22 Q3'23 Q3'24 Q3'25 Q3’25 Results 6 Our Model Powers our Earnings Generating Formula Rapidly Growing Customer Base Increasing Revenue Per Customer Low Cost Operating Platform Substantial Earnings Power ACTIVE CUSTOMERS ARPAC COST TO SERVE Q3’25 Results 7 Customers (MM) ARPAC (US$) Customers (MM) ARPAC (US$) Cost to Serve (US$) Cost to Serve (US$) 16 47 84 110 Q3'19 Q3'21 Q3'23 Q3'25 CAGR: 38% CAGR: -12% FXN 2.6 0.8 0.8 0.9 Q3'19 Q3'21 Q3'23 Q3'25 CAGR: 20% FXN 6.5 4.9 9.8 13.5 Q3'19 Q3'21 Q3'23 Q3'25 1 4 13 Q3'19 Q3'21 Q3'23 Q3'25 CAGR: 105% CAGR: -25% FXN 3.0 1.7 1.0 Q3'19 Q3'21 Q3'23 Q3'25 CAGR: 23% FXN 5.2 11.5 12.5 Q3'19 Q3'21 Q3'23 Q3'25 Note 1: Amounts are presented in US dollars. Note 2: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 3: ‘Cost to serve’ is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period. Source: Nu. Brazil’s ARPAC Expansion Leads the Way, Mexico Accelerates in Scale-Up Mode Q3’25 Results 8 Stacking a Second S-Curve Mexico Follows Brazil’s Path on Scale While Stepping Earlier into Monetization Brazil vs. Mexico S-Curves Note 1: Amounts are presented in US dollars and 2019 number are FX Neutral and adjusted to inflation. Note 2: Adult population is defined as 18+ years. Note 3: For Brazil, the % of adult population is calculated as Nu’s Brazilian adult customers divided by the adult population of the country. For Mexico and Colombia, the % is calculated as Nu’s customers divided by the adult population of each country. Note 4: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Source: Nu, IBGE, INEGI Brazil vs. Mexico Performance Brazil Mexico Brazil Total Customers (MM) Total Customers % of Adult Population Credit Card Purchase Volume (US$BN) Interest Earning Portfolio (US$BN) Deposits (US$BN) 15.6 13.1 110.1 10% 14% 61% 4.4 2.1 21.4 0.4 0.9 16.3 2.1 6.1 30.4 ARPAC (US$) 6.7 12.5 13.5 Cost of Funding (as a % of Interbank Rate) 100% 125% 84% CTS (US$) 2.7 1.0 0.9 2014 2020 2025 Brazil Mexico Q3’19 FXN inflation-adjusted Q3’25 Q3’25 Results 9 Customer- Oriented Business- Oriented Personalized Recommendations Seamless User Interface Open Finance Intelligence Recoveries Uplift in Collections Higher Engineering Throughput Lean Ops with Lower Unit Cost Lower Credit Cost and Fraud Loss Better Credit Offers Value-Adding Cross-Sell Win-Win Pricing Optimization Minimalistic App Experience nuFormer Source: Nu. Leading the Next Era of AI-First Financial Services Q3’25 Results 10 LLaMA 3.1 (Meta) GPT-3 nuFormer (today) nuFormer (with total available internal data today) LLaMa 2 (Meta) Gemma 3 (Google) Qwen2 (Alibaba) Qwen3 (Alibaba) 1 0 ,0 0 ,0 0 ,0 0 .0 0 1 ,0 0 ,0 0 ,0 0 ,0 0 .0 0 1 0,0 0 0,0 0 0,0 0 0, 0 0. 0 1 0 ,0 0 ,0 0 ,0 0 ,0 0 .0 0 1 00 ,000 ,00 0.00 1 0, 000, 000 ,000 .00 1 , 000, 000, 000, 000. 00 Training Tokens Model Size (Parameters) -1.0x 0.0x 1.0x 2.0x 3.0x AUC improvement (today) : ~3x the average uplift observed on traditional ML model upgrades nuFormer (today): only a fraction of existing data tapped — model size is scaling up nuFormer Development Timeline Note 1: Axes are presented on a logarithmic scale. Figures are derived from publicly available disclosures by model. Note 2: ‘AUC’ stands for Area Under the Curve. It is a standard measure of model accuracy that evaluates how well a model distinguishes between different outcomes, higher AUC indicates better predictive performance. Note 3: ‘ML’ stands for Machine Learning Source: Nu. Model Kickoff Model Launch Building a Lasting Advantage with Early Breakthroughs Q3’25 Results 11 Results Q3’25 Q3’25 Results 12 14.3 15.2 14.6 16.3 18.2 20.0 3.9 4.6 4.7 5.9 6.8 7.7 0.7 1.1 1.4 1.9 2.3 2.7 18.9 20.9 20.7 24.1 27.3 30.4 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Secured Loans: 133% FXN Unsecured Loans: 63% FXN Credit Card: 29% FXN Strong Overall Credit Portfolio Expansion Lending Continues to Gain Relevance Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: All amounts are presented gross of provisions. Note 3: Secured loan includes Payroll Deductible Loans, FGTS Deductible Loans, INSS Deductible Loans and Investment Backed Loans (IBL). Note 4: Q3’25 Total Portfolio includes US$218.9MM related to the purchase of secured loan portfolio from third-parties. Source: Nu. Total Portfolio (US$BN) Total Portfolio (%) 76% 73% 71% 68% 67% 66% 21% 22% 23% 24% 25% 25% 4% 5% 7% 8% 8% 9% Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 YoY: 42% FXN 9% FXN 8% FXN 13% FXN 7% FXN Unsecured Credit Card Secured Unsecured Credit Card Secured 7% FXN Q3’25 Results 13 2.1 2.5 2.7 3.0 3.1 3.7 0.3 0.4 0.5 0.5 0.5 0.6 2.5 2.9 3.2 3.5 3.6 4.2 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Loan Origination Gains Stronger Momentum Note 1: Total Originations includes Brazil, Mexico and Colombia. Note 2: Secured loan includes Payroll Deductible Loans, FGTS Deductible Loans, INSS Deductible Loans and Investment Backed Loans (IBL). Note 3: Unsecured Loans includes both individuals and Small and Medium-sized Enterprises (SMEs). Note 5: Loan originations presented in this slide are 100% organic, generated exclusively through our platform, with our own customer base and do not include any portfolio acquisitions from third parties. Source: Nu. Total Originations (US$BN) Secured Loans Unsecured Loans YoY: 40% FXN 23% FXN 17% FXN 9% FXN -2% FXN 14% FXN Q3’25 Results 14 21.7 23.5 23.1 24.4 27.8 30.4 3.3 3.9 4.5 5.4 6.7 6.1 0.9 1.3 1.8 2.1 2.3 25.2 28.3 28.9 31.6 36.6 38.8 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Building a Scalable and Sustainable Deposit Franchise Across Latam Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico (“TIIE”), Colombia (”IBR”) and Brazil (“CDI”). Source: Nu, BCB, Banxico, Banrep. Deposits (US$BN) Cost of Deposits as a % of Interbank Rate YoY: 34% FXN 9% FXN 15% FXN 1% FXN 11% FXN 4% FXN 87% 89% 89% 90% 91% 89% Mexico Brazil Colombia Q3’25 Results 15 1,718.1 1,712.8 1,745.7 1,835.9 2,098.8 2,301.8 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 19.8% 18.4% 17.7% 17.5% 17.7% 17.3% Strong NII Growth, with Disciplined Risk Optimization Note 1: ‘NII’ stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. Note 2: ‘NIM’ stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card interest-earning portfolio; vi) Loans to customers (gross); vii) Other receivables; viii) Other financial assets at amortized cost; and ix) Securities assets. Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu. NII (US$MM) & NIM (%) NIM Holdings (%) YoY: 32% FXN 6% FXN 7% FXN 5% FXN 11% FXN 6% FXN Q3’25 Results 16 759.8 774.1 804.4 973.5 1,012.2 977.5 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 11.0% 10.1% 9.5% 8.2% 9.2% 9.9% Risk-Adjusted Margin Keeps Improving Driven by Strong NII and Resilient Credit Quality Note 1: ‘CLA’ stands for Credit Loss Allowance Expenses. Note 2: ‘Risk Adj. NIM’ stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities. Note 3: The amount of CLA is related to the Credit Loss Allowance net of Recoveries. Source: Nu. Credit Loss Allowance (US$MM) & Risk Adj. NIM (%) Risk Adj. NIM Holdings (%) 9% FXN 21% FXN 1% FXN -7% FXN 8% FXN Q3’25 Results 17 Delinquency Ratios Tracking Expectations, In Line with Seasonality with Strong Coverage Levels Note 1: Includes both credit card and loan excluding SMEs (Small and Medium-sized Enterprises). Note 2: ‘NPL’ is a nonperforming loan. Source: Nu. 15-90 NPLs Coverage Ratio Over Total Balance Brazil Consumer Credit Portfolio Only 4.2% 3.7% 4.4% 4.3% 4.2% 4.1% 5.0% 4.5% 4.4% 4.1% 4.7% 4.4% 4.2% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 4.7% 5.2% 5.5% 5.9% 6.1% 6.1% 6.3% 7.0% 7.2% 7.0% 6.5% 6.6% 6.8% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 90+ NPLs Coverage Ratio Over NPL 90+ 223.0% 208.6% 213.3% 213.9% 222.2% 225.4% 229.1% 210.7% 211.9% 215.0% 233.9% 228.3% 213.1% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 10.6% 10.9% 11.6% 12.6% 13.5% 13.7% 14.4% 14.8% 15.3% 14.9% 15.2% 15.2% 14.6% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Historical Q3 Seasonality -16 bps Historical Q3 Seasonality +16 bps Q3’25 Results 18 1,359.4 1,348.6 1,363.3 1,319.5 1,548.0 1,814.5 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 47.7% 45.8% 45.6% 40.6% 42.2% 43.5% Strong Gross Profit Growth NII and CLA Trends Moving in the Right Direction Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu. Gross Profit (US$MM) Gross Profit Margin (%) YoY: 32% FXN 6% FXN 6% FXN 13% FXN -3% FXN 14% FXN Q3’25 Results 19 Scalable Model Delivering Sustained Operating Leverage Note 1: ‘NII’ stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. Note 2: ‘F&C’ stands for Fee and Commission Income. Note 3: ‘Costs’ include transactional costs and operating expenses. Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. Note 5: Q4’22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 6: Q1'25 Efficiency Ratio includes a one-off impact of US$47 million related to the remeasurement of a specific item within deferred tax assets, booked under "Other Income and Expenses" in the P&L. Source: Nu. Efficiency 6% FXN 11% 15% FXN FXN 14% FXN 12% FXN 14% FXN 8% FXN 5% FXN 9% FXN 12% FXN 23% FXN 20% FXN 4% FXN 10% FXN 3% FXN 17% FXN 10% FXN -8% FXN 6% FXN 14% FXN 3% FXN -4% FXN 6% FXN 3% FXN -13% FXN 24% FXN 750.1 847.0 1,043.0 1,178.5 1,415.2 1,599.1 1,799.3 2,075.2 2,183.5 2,182.2 2,241.3 2,351.5 2,638.5 2,896.9 (436.2) (466.4) (494.0) (460.0) (500.8) (560.1) (646.9) (665.9) (698.3) (684.3) (669.5) (581.7) (745.9) (802.0) Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 NII + F&C (US$MM) Costs (US$MM) 58.2% 55.1% 47.4% 39.0% 35.4% 35.0% 36.0% 32.1% 32.0% 31.4% 29.9% 24.7% 28.3% 27.7% 26.7% Efficiency Ratio Efficiency Ratio Without One-off Q3’25 Results 20 487.3 553.4 552.6 557.2 637.0 782.7 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 28% 30% 29% 27% 28% 31% Strong Earnings Trajectory with Sustainable ROE Levels Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: ‘ROE’ stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu. Net Income (US$MM) ROE (%) YoY: 39% FXN 21% FXN 5% FXN 1% FXN 11% FXN 18% FXN 562.5 33% 610.1 32% 606.5 30% 694.3 31% Adj. Net Income (US$MM) Adj. ROE (%) 829.0 33% 592.2 33% Adjusted Net Income YoY: +38% FXN Q3’25 Results 21 Q&A Q3’25 Q3’25 Results 22 Appendix Q3’25 Q3’25 Results 23 3.4 3.4 1.8 1.8 2.9 5.2 8.1 Capital in our Geos Nu Holdings Comfortable Capital and Liquidity Positions Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 10.5%, applicable to the conglomerate led by Nu Pagamentos S.A. as of September 2025, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity. Note 2: The Capital Excess includes US$ 305M of capital under approval by the Central Bank of Brazil. Note 3: ‘LDR’ stands for Loan to Deposit Ratio. Source: Nu. Capital Position (US$BN) Liquidity Position (%) Capital Excess Capital Requirement Nu Holdings Cash & Equivalents 17.7 38.8 Interest Earning Portfolio Total Deposits LDR 46% Q3’25 Results 24 Formation Ratios Tracking Expectations Note 1: Includes both credit card and loan, excluding SMEs (Small and Medium-sized Enterprises). Note 2: ‘NPL’ is a nonperforming loan. Source: Nu. 15-90 NPLs Over IEP Balance 90+ NPLs Over IEP Balance NPL Formation Brazil Consumer Credit Portfolio Only Stage 3 Formation 3.0% 3.2% 2.9% 3.2% 3.0% 3.0% 3.3% 3.9% 3.5% 3.4% 3.1% 3.8% 3.6% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 3.2% 3.4% 3.1% 3.4% 3.3% 3.4% 3.7% 4.2% 3.6% 3.6% 3.6% 4.0% 3.5% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'… Q1'25 Q2'25 Q3'25 12.1% 10.7% 11.3% 10.4% 9.7% 9.4% 10.3% 8.9% 8.4% 7.8% 8.4% 7.9% 7.2% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 13.6% 15.1% 14.1% 14.3% 14.1% 13.9% 12.9% 13.9% 13.8% 13.2% 11.6% 11.9% 11.9% Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q3’25 Results 25 9.9 11 11 11.8 12.7 5.7 5.9 6.4 6.8 7.3 5.9 7.2 8.5 9.2 10.4 21.4 24.1 26.0 27.8 30.4 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Loan Portfolio (FX Neutral) Steady Credit Book Expansion Note 1: Both amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: All amounts are presented gross of provisions. Note 3: ‘IEP’ stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. Note 4: Q2’25 total portfolio includes US$198.1MM related to the purchase of secured loan portfolio from third-parties. Source: Nu. Total Portfolio (FXN US$BN) Credit Card IEP Credit Card non-IEP Loan 5% FXN 12% FXN 9% FXN 0% FXN 5% FXN 7% FXN 9% FXN 7% FXN Loan: 76% FXN Credit Card IEP: 30% FXN Credit Card non-IEP: 28% FXN YoY: 42% FXN 9% FXN 22% FXN 19% FXN 9% FXN 13% FXN 8% FXN 7% FXN 12% FXN Q3’25 Results 26 This presentation includes financial measures defined as “non-IFRS financial measures” by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation. Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons: Non-IFRS Financial Measures and Reconciliations Adjusted Net Income is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance. Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies. Q3’25 Results 27 Source: Nu. Adjusted Net Income Non-IFRS Financial Measures and Reconciliations Nu Holdings - Consolidated As reported For the three-month period ended Adjusted Net Income (US$ million) Sep 30, 2025 Jun 30, 2025 Sep 30, 2024 Profit attributable to shareholders of the parent company 782.5 636.8 553.4 Share-based compensation 88.3 115.6 87.2 Allocated tax effects on share-based compensation (31.8) (43.2) (30.4) Hedge of the tax effects on share-based compensation (10.0) (14.9) (18.0) Adjusted Net Income for the period 829.0 694.3 592.2 Q3’25 Results 28 Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. Note 2: Costs include transactional costs and operating expenses. Source: Nu. Q4’22 and FY22 Metrics adjusted by the CSA cancellation Nu Holdings - Consolidated December 31, 2022 US$ million As presented in the financial statements CSA termination adjustment As presented in the earnings presentation Net income (loss) – for the three-month period ended (297.6) 355.6 58.0 Net income (loss) – for the year ended (364.6) 355.6 (9.1) Costs – for the three-month period ended (849.6) 355.6 (494.0) Total operating expenses – for the three-month period ended (800.1) 355.6 (444.5) Total operating expenses – for the year ended (1,972.0) 355.6 (1,616.4) Nu Holdings - Consolidated December 31, 2022 Calculated using financial statements CSA termination adjustment As presented in the earnings presentation Efficiency ratio – for the three-month period ended 81.5% (34.1)% 47.4% Non-IFRS Financial Measures and Reconciliations Q3’25 Results 29 Note 1: ‘ROE’ stands for Return on Equity. It is annualized. Source: Nu. Equity and Annualized ROE/Adjusted ROE Non-IFRS Financial Measures and Reconciliations US$ million Reconciliation - ROE Nu Holdings - Consolidated Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 Total equity at the end of the period 7,644.3 7,647.1 8,607.9 9,574.8 10,552.0 Net Income for the period 553.4 552.6 557.2 637.0 782.7 Adjusted Net Income for the period 592.2 610.1 606.5 694.5 829.0 Annualized ROE 30% 29% 27% 28% 31% Annualized Adjusted ROE 33% 32% 30% 31% 33% Q3’25 Results 30 FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook. FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information. The FX Neutral measures for the three months ended September 30, 2024 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended September 30, 2024 (R$5.5463 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended September 30, 2025 (R$5.4493 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2025. Non-IFRS Financial Measures and Reconciliations The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended September 30, 2025 and 2024 as reported by Bloomberg. FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot last price rate as September 30, 2025 (R$5.3217 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on September 30, 2024. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg. Q3’25 Results 31 FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP"). As of January 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 6.0137, MXN 20.5668 and COP 4,283.6541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8443, MXN 20.6780 and COP 4,208.5200 to US$ 1.00). As of February 29, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7665, MXN 20.4517 and COP 4,128.9795 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8846, MXN 20.5511 and COP 4,153.9200 to US$ 1.00). As of March 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5,7442, MXN 20,2251 and COP 4,137.1848 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7058, MXN 20.4711 and COP 4,183.5200 to US$ 1.00). As of April 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7441, MXN 19.9951 and COP 4,274.0429 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6733, MXN 19.6154 and COP 4,225.6000 to US$ 1.00). Non-IFRS Financial Measures and Reconciliations As of May 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.6715, MXN 19.4414 and COP 4,197.2262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7234, MXN 19.4377 and COP 4,159.4300 to US$ 1.00). As of June 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.5414, MXN 19.0205 and COP 4,109.0480 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4316, MXN 18.7475 and COP 4,087.6200 to US$ 1.00). As of July 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.5314, MXN 18.6954 and COP 4,054.6048 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6003, MXN 18.8759 and COP 4,186.7700 to US$ 1.00). As of August 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.4452, MXN 18.7032 and COP 4,042.9638 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4297, MXN 18.6564 and COP 4,020.9800 to US$ 1.00). As of September 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.3674, MXN 18.4867 and COP 3,918.6823 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.3217, MXN 18.3123 and COP 3,921.2500 to US$ 1.00). Equity figures are translated using the FX Rate on the date of each transaction. Q3’25 Results 32 Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date. CDI (“Certificado de Depósito Interbancário”) - Brazilian interbank deposit rate. Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date. Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards. Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income. Foreign Exchange ("FX”) Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see “Non-IFRS Financial Measures and Reconciliations”. IBR (“Indicador Bancario de Referencia”) - Colombian interbank deposit rate. Interest-Earning Portfolio ("IEP") - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date. Glossary Loan-to-Deposit Ratio (“LDR”) - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period. Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days. Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Monthly Average Revenue per Active Customer or Monthly ARPAC ("ARPAC") - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Q3’25 Results 33 Net Interest Income ("NII") - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses. Net Interest Margin ("NIM") - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. Non-Performing Loans ("NPL") - is defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs). Nu Pagamentos - Nu Holdings’ subsidiary in Brazil. Nu Financiera - Nu Holding’s subsidiary in Colombia. Primary Banking Account ("PBA") - refers to Nu’s relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months. Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers. Glossary Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive. Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interestearning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities. SMEs - small and medium-sized enterprises. TIIE (“Tasa de Interés Interbancaria de Equilibrio”) - Mexican interbank deposit rate. Total Portfolio - is the addition of credit card exposures and loans to customers. Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows. Q3’25 Results 34 www.investors.nu investors@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  November 13, 2025